PricewaterhouseCoopers
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
Place de la Cité, Tour Cominar
2640 Laurier Boulevard, Suite 1700
Québec, Quebec
Canada G1V 5C2
Telephone +1 418 522 7001
Facsimile +1 418 522 5663

Exhibit 4.1 - Consent of Independent Auditors

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended February 28, 2011 of Virginia Mines Inc. (the "Company") of our report dated May 11, 2011 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

PricewaterhouseCoopers LLP

Chartered Accountants

Québec, Quebec, Canada
May 11, 2011